SCHEDULE 13D

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CHINA RECYCLING ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

168913101

(CUSIP Number)

Guangyu Wu

China Recycling Energy Corporation

429 Guangdong Road

Shanghai 200001

People’s Republic of China

Tel: (86-21) 6336-8686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlyle Asia Growth Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 3,891,910 (1)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,891,910 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,891,910 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.00% (2)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(1)	Includes 3,893,505 shares of China Recycling Energy Corporation’s common stock into which Carlyle Asia Growth Partners III, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, excluding interest convertible into common stock.
(2)	The percentage of class specified is calculated on the basis of 31,293,348 shares of common stock issued and outstanding as reported in the Company’s quarterly report of Form 10-QSB, filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2007, increased by the aggregate number of shares of common stock issuable upon the conversion of the principal amount of the 10% Senior Convertible Promissory Note, dated November 16, 2007.

SCHEDULE 13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CAGP III Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 173,130 (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 173,130 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,130 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (2)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(2)	The percentage of class specified is calculated on the basis of 31,293,348 shares of common stock issued and outstanding as reported in the Company’s quarterly report of Form 10-QSB, filed with the Commission on November 19, 2007, increased by the aggregate number of shares of common Sstock issuable upon the conversion of the principal amount of the 10% Senior Convertible Promissory Note, dated November 16, 2007.
(3)	Includes 173,130 shares of China Recycling Energy Corporation’s common stock into which CAGP III Co-Investment, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, excluding interest convertible into common stock.

SCHEDULE 13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CAGP General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 4,066,706 (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 4,066,706 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,066,706 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (2)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(2)	The percentage of class specified is calculated on the basis of 31,293,348 shares of common stock issued and outstanding as reported in the Company’s quarterly report of Form 10-QSB, filed with the Commission on November 19, 2007, increased by the aggregate number of shares of common stock issuable upon the conversion of the principal amount of the 10% Senior Convertible Promissory Note, dated November 16, 2007.
(4)	Includes (i) 3,893,505 shares of China Recycling Energy Corporation’s common stock into which Carlyle Asia Growth Partners III, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, and (ii) 173,130 shares of China Recycling Energy Corporation’s common stock into which CAGP III Co-Investment, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, in both instances excluding interest convertible into common stock.

SCHEDULE 13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CAGP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 4,066,706 (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 4,066,706 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,066,706 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

(2)	The percentage of class specified is calculated on the basis of 31,293,348 shares of common stock issued and outstanding as reported in the Company’s quarterly report of Form 10-QSB, filed with the Commission on November 19, 2007, increased by the aggregate number of shares of common stock issuable upon the conversion of the principal amount of the 10% Senior Convertible Promissory Note, dated November 16, 2007.
(4)	Includes (i) 3,893,505 shares of China Recycling Energy Corporation’s common stock into which Carlyle Asia Growth Partners III, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, and (ii) 173,130 shares of China Recycling Energy Corporation’s common stock into which CAGP III Co-Investment, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, in both instances excluding interest convertible into common stock.

SCHEDULE 13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TC Group Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,066,706 (4)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 4,066,706 (4)
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,066,706 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (2)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(2)	The percentage of class specified is calculated on the basis of 31,293,348 shares of common stock issued and outstanding as reported in the Company’s quarterly report of Form 10-QSB, filed with the Commission on November 19, 2007, increased by the aggregate number of shares of common stock issuable upon the conversion of the principal amount of the 10% Senior Convertible Promissory Note, dated November 16, 2007.
(4)	Includes (i) 3,893,505 shares of China Recycling Energy Corporation’s common stock into which Carlyle Asia Growth Partners III, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, and (ii) 173,130 shares of China Recycling Energy Corporation’s common stock into which CAGP III Co-Investment, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, in both instances excluding interest convertible into common stock.

SCHEDULE 13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TCG Holdings Cayman, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 4,066,706 (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 4,066,706 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,066,706 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (2)
14	TYPE OF REPORTING PERSON PN (Cayman Islands Exempt Limited Partnership)

(2)	The percentage of class specified is calculated on the basis of 31,293,348 shares of Common Stock issued and outstanding as reported in the Company’s quarterly report of Form 10-QSB, filed with the Commission on November 19, 2007, increased by the aggregate number of shares of common stock issuable upon the conversion of the principal amount of the 10% Senior Convertible Promissory Note, dated November 16, 2007.
(4)	Includes (i) 3,893,505 shares of China Recycling Energy Corporation’s common stock into which Carlyle Asia Growth Partners III, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, and (ii) 173,130 shares of China Recycling Energy Corporation’s common stock into which CAGP III Co-Investment, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, in both instances excluding interest convertible into common stock.

SCHEDULE 13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlyle Offshore Partners II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 4,066,706 (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 4,066,706 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,066,706 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (2)
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

(2)	The percentage of class specified is calculated on the basis of 31,293,348 shares of common stock issued and outstanding as reported in the Company’s quarterly report of Form 10-QSB, filed with the Commission on November 19, 2007, increased by the aggregate number of shares of common stock issuable upon the conversion of the principal amount of the 10% Senior Convertible Promissory Note, dated November 16, 2007.
(4)	Includes (i) 3,893,505 shares of China Recycling Energy Corporation’s common stock into which Carlyle Asia Growth Partners III, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, and (ii) 173,130 shares of China Recycling Energy Corporation’s common stock into which CAGP III Co-Investment, L.P. has the right to convert the 10% Senior Convertible Promissory Note, dated November 16, 2007, in both instances excluding interest convertible into common stock.

	SCHEDULE 13D	Page 9 of 23 Pages
CUSIP No. 168913101

Item 1.	Security and Issuer.

This Statement relates to the common stock, par value $0.001 per share ( the “Common Stock”) of China Recycling Energy Corporation (the “Company”). The Company’s principal executive offices are located at 429 Guangdong Road, Shanghai 200001, People’s Republic of China.

Item 2.	Identity and Background.

(a) This Statement is filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: (i) Carlyle Asia Growth Partners III, L.P., a Cayman Islands exempt limited partnership (“Asia Growth”), (ii) CAGP III Co-Investment, L.P., a Cayman Islands exempt limited partnership (“Co-Investment”), (iii) CAGP General Partner, L.P., a Cayman Islands exempt limited partnership, (iv) CAGP Ltd., a Cayman Islands exempt company, (v) TC Group Cayman, L.P., a Cayman Islands exempt limited partnership (vi) TCG Holdings Cayman, L.P., a Cayman Islands exempt limited partnership, and (vii) Carlyle Offshore Partners II, Ltd. a Cayman Islands exempt company (collectively, the “Reporting Persons”).

(b) The principal business and principal office of each of the Reporting Persons is located at c/o The Carlyle Group, 1001 Pennsylvania Ave., NW Washington D.C., 20004-2505 USA.

(c) The principal business of the Reporting Persons is the acquiring, holding, managing, supervising and disposing of investments in various businesses.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares being reported in this Statement were acquired by the Reporting Persons in a financing transaction that closed on November 16, 2007 pursuant to a Stock and Notes Purchase Agreement (“Purchase Agreement”) by and among the Company and its wholly-owned direct and indirect subsidiaries, on the one hand, and Asia Growth and Co-Investment (Asia Growth and Co-Investment together referred to as the “Investors”), on the other, dated November 16, 2007.

	SCHEDULE 13D	Page 10 of 23 Pages
CUSIP No. 168913101

Under the terms of the Purchase Agreement, the Company sold to the Investors a 10% Secured Convertible Promissory Note in the principal amount of $5,000,000 (the “First Note”). The First Note bears interest at 10% per annum and matures on November 16, 2009. The principal face amount of the First Note, together with any interest thereon, convert, at the option of the Investors at any time on or prior to maturity, into shares of common stock at an initial conversion price of $1.23 per share (subject to anti-dilution adjustments). Assuming that the conversion price is not adjusted, the number of shares of Common Stock issuable to the Investors upon conversion of the First Note, without giving effect to interest thereon, shall be 4,065,040, with cash payment to the Investors in lieu of any fractional shares. The shares of Common Stock issuable upon conversion of the First Note are the only reportable shares of Common Stock beneficially held by the Investors. Any shares issuable upon the conversion of the First Note shall be allocated among the Investors in accordance with their allocable interest as set forth in First Note and as further described below.

The Purchase Agreement also provides for the subsequent issuance by the Company and the subscription by the Investors, upon the satisfaction of certain closing conditions set forth in the Purchase Agreement, of up to 4,066,706 shares of Common Stock, at the price of $1.23 per share for an aggregate purchase price of $5,002,048. Furthermore, provided that the closing conditions to the issuance of Common Stock described in the foregoing sentence are satisfied or waived, upon the satisfaction of additional conditions set forth in the Purchase Agreement, the Company will subsequently issue and sell to the Investors a 5% Secured Convertible Promissory Note in the principal amount of $15,000,000 (the “Second Note” and together with the First Note, the “Notes”). The Second Note is convertible into Common Stock at a conversion price that is tied to the after-tax net profits of the Company for the fiscal year ending December 31, 2008, as described in the Second Note.

The First Note is subject to mandatory conversion upon the consummation of the aforementioned issuance and subscription of shares of Common Stock under the Purchase Agreement. The First Note contains customary affirmative and negative covenants and events of default, including such events of default as the delisting of the Common Stock from the OTC Bulletin Board, a material breach of the Company’s representations and warranties under the Purchase Agreement or of the Company’s covenants under the Purchase Agreement or Registration Rights Agreement (as defined herein), subject to applicable cure periods. If an event of default were to occur, the principal amount and accrued and unpaid interest and all other amounts payable under the First Note would become immediately due and payable, upon demand, and the interest rate under the Notes would increase from 10% to 15% until the event of default is cured. The obligations of the Company under the First Note rank senior to all other debt of the Company.

As provided in the Purchase Agreement and pursuant to the terms of the Notes, all of the shares of Common Stock issuable by the Company to the Investors pursuant to the Purchase Agreement are allocable among the Investors 95.741% to Asia Growth, and 4.259% to Co-Investment.

	SCHEDULE 13D	Page 11 of 23 Pages
CUSIP No. 168913101

The source of the purchase price for the First Note was capital contributions from the partners of the Reporting Persons.

Item 4.	Purpose of Transaction.

The Reporting Persons are acquiring the First Note for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire other promissory notes, warrants or shares of Common Stock, outside of those contemplated by the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Notes or shares of Common Stock which they now own or may hereafter acquire from the Company.

Except as described below, at the date of this Statement, the Reporting Persons do not have plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	SCHEDULE 13D	Page 12 of 23 Pages
CUSIP No. 168913101

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Notwithstanding the foregoing, at the date of this Statement, the Reporting Persons do have plans or proposals which would result in:

(a) The acquisition of additional securities of the Company.

In addition to the issuance and sale of the First Note, the Purchase Agreement provides for two subsequent transactions to be effected by the Company and the Investors, which subsequent transactions are contingent upon the satisfaction of certain conditions specified in the Purchase Agreement, including entry into specified energy and recycling project contracts and the purchase of certain energy recycling systems. Assuming the conditions set forth in the Purchase Agreement are satisfied or waived, the Company will (i) issue and the Investors will subscribe for a total of 4,066,706 shares of Common Stock, at the price of $1.23 per share for an aggregate purchase price of $5,002,048, and (ii) issue and sell to the Investors the Second Note in the principal amount of $15,000,000.

If issued, the Second Note will bear interest at 5% per annum and will mature five years from the date of issuance. The Second Note is convertible at a conversion price that is tied to the after-tax net profits of the Company for the fiscal year ending December 31, 2008, as described in the Second Note.

(d) A change in the present board of directors of the Company.

In connection with the Purchase Agreement, the Company, the Investors and certain of the Company’s other major shareholders entered into a Shareholders Agreement, dated as of November 16, 2007 (the “Shareholders Agreement”). The Shareholders Agreement entitles the Investors to nominate up to two (2) representatives to the Company’s Board of Directors, which Board of Directors, pursuant to the terms of the Shareholders Agreement, shall have no more than seven (7) members. The Investors have not presently nominated any members to the Company’s Board of Directors, although the Investors reserve the right to do so at their sole discretion, pursuant to the terms of the Shareholders Agreement.

(g) Impede the acquisition of control of the Company by any person.

Under the terms of the Shareholders Agreement, the Investors have a right of first refusal and tag-along rights with respect to all subsequent transactions to directly or indirectly, sell, assign, transfer or otherwise dispose of Common Stock undertaken or proposed to be undertaken by the other shareholders of the Company party to the Shareholders Agreement. By exercising their right of first refusal or tag-along rights, the Investors could impede the acquisition of control of the Company by other persons.

	SCHEDULE 13D	Page 13 of 23 Pages
CUSIP No. 168913101

Additionally, the Shareholders Agreement provides that the Investors’ prior written consent is required for the Company to enter into any transaction, or a series of related transactions, which would result in a merger, consolidation or amalgamation with or into any other person, or to sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of its assets in any one transaction or series of transactions.

The Shareholders Agreement also provides that, in connection with the issuance of the Common Stock and the Second Note pursuant to the Purchase Agreement, if it is necessary to increase the number of shares of Common Shares authorized for issuance under the Company’s Articles of Incorporation, the Company will amend its Articles of Incorporation to provide for such increase.

Item 5.	Interest in Securities of the Company.

(a) See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding Common Shares owned by the Reporting Persons. The percentage ownership is calculated based on 31,293,348 shares of Common Stock issued and outstanding as reported in the Company’s Form 10-QSB filed with the Commission on November 19, 2007, increased by the aggregate number of shares of Common Stock issuable upon the conversion of the principal amount of the First Note (4,065,040).

Without giving effect to interest accrued on the Note subsequent to its issuance to Asia Growth and Co-Investment, at the close of the sale and purchase of the Note on November 16, 2007, Asia Growth and Co-Investment are, for purposes of this Statement, the owners of record of 3,893,505 and 173,130 shares of Common Stock, respectively. CAGP General Partner, L.P. is the general partner of both Asia Growth and Co-Investment. CAGP General Partner, L.P. may, by virtue of it being the general partner of Asia Growth and Co-Investment, be deemed to have voting control and investment discretion over the securities held by Asia Growth and Co-Investment. CAGP General Partner, L.P. disclaims beneficial ownership of such securities and this Statement shall not be deemed an admission that CAGP General Partner, L.P. is the beneficial owner of, or has any pecuniary interest in, such securities for any purposes. The sole general partner of CAGP General Partner, L.P. is CAGP Ltd., a limited company that is wholly owned by TC Group Cayman, L.P. The sole general partner of TC Group Cayman, L.P. is TCG Holdings Cayman, L.P. Carlyle Offshore Partners II, Ltd. is the sole general partner of TCG Holdings Cayman, L.P. Each of CAGP Ltd., TC Group Cayman, L.P., TCG Holdings Cayman, L.P., and Carlyle Offshore Partners II, Ltd. may, by virtue of being the owner or general partner, as the case may be, of CAGP General Partner, L.P., CAGP Ltd., TC Group Cayman, L.P., and TCG Holdings Cayman, respectively, be deemed to deemed to have voting control and investment discretion over the securities held by Asia Growth and Co-Investment. CAGP Ltd., TC Group Cayman, L.P., TCG Holdings Cayman, L.P., and Carlyle Offshore Partners II, Ltd. each disclaims beneficial ownership of such securities and this Statement shall not be deemed an admission that such person is the beneficial owner of, or has any pecuniary interest in, such securities for any purpose.

	SCHEDULE 13D	Page 14 of 23 Pages
CUSIP No. 168913101

William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Allan M. Holt, Jeffrey W. Ferguson and Bruce E. Rosenblum, as the directors of Carlyle Offshore Partners II, Ltd., may be deemed to have voting control and investment discretion over the securities held by Asia Growth and Co-Investment. Such persons disclaim beneficial ownership of such securities and this Statement shall not be deemed an admission that such persons are the beneficial owner of, or have any pecuniary interest in, such securities for any purpose.

(b) See items 7 through 10 of the cover pages to this Statement for the number of shares of Common Stock owned by the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition. Asia Growth and Co-Investment have the power to vote or direct the vote and to dispose or direct the disposition of 3,893,505 and 173,130 shares of Common Stock, respectively. CAGP General Partner, L.P., CAGP Ltd., TC Group Cayman, L.P., TCG Holdings Cayman, L.P., Carlyle Offshore Partners II, Ltd., and Messrs. Conway, D’Aniello, Rubenstein, Holt, Ferguson and Rosenblum may, by virtue of its or their ownership interest in the Investors, CAGP General Partner, L.P., CAGP Ltd., TC Group Cayman, L.P., TCG Holdings Cayman, L.P., and Carlyle Offshore Partners II, Ltd., respectively, be deemed to share with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,065,040 shares of Common Stock issuable upon the conversion of the First Note. Such persons disclaim such power to vote or direct the vote or power to dispose or direct the disposition of such shares for all other purposes.

(c) Not applicable.

(d) Asia Growth and Co-Investment, as the direct legal owners of the shares of Common Stock reported in this Statement, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock into which the First Note is convertible. CAGP General Partner, L.P., as general partner of Asia Growth and Co-Investment, has the right to direct such activities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Securities Purchase Agreement.

As already described in the other Items of this Statement, the Common Stock being reported was acquired on November 16, 2007 pursuant to the Purchase Agreement by and between the Company and its wholly-owned direct and indirect subsidiaries, on the one hand, and Asia Growth and Co-Investment, on the other, dated November 16, 2007.

	SCHEDULE 13D	Page 15 of 23 Pages
CUSIP No. 168913101

Under the terms of the Purchase Agreement, the Company issued and sold to the Investors the First Note in the principal amount of $5,000,000. The First Note bears interest at 10% per annum and matures on November 16, 2009. The principal face amount of the First Note, together with any interest thereon, convert, at the option of the holders at any time on or prior to maturity, into shares Common Stock at an initial conversion price of $1.23 per share (subject to anti-dilution adjustments). The number of shares of Common Stock issuable to the Investors upon conversion of the First Note, without giving effect to interest thereon and assuming that there are no events requiring adjustment to the conversion price, shall be 4,065,040, with cash payment to the Investors in lieu of fractional shares.

The Purchase agreement provides for two subsequent transactions to be effected by the Company and the Investors, which subsequent transactions are contingent upon the satisfaction of certain conditions specified in the Purchase Agreement, including entry into specified energy and recycling project contracts and the purchase of certain energy recycling systems. Assuming the conditions set forth in the Purchase Agreement are satisfied or waived, the Company will (i) the issue and the Investors will subscribe to a total of 4,066,706 shares of Common Stock at the price of $1.23 per share, for an aggregate purchase price of $5,002,048, and (ii) issue and sell to the Investors the Second Note in the principal amount of $15,000,000.

If issued, the Second Note will bear interest at 5% per annum and will mature five years from the date of issuance. The Second Note is convertible at a conversion price that is tied to the after-tax net profits of the Company for the fiscal year ending December 31, 2008, as described in the Second Note.

Shareholders Agreement.

In connection with purchase of the First Note under the terms of the Purchase Agreement, the Investor entered into the Shareholders Agreement, dated as of November 16, 2007, with the Company and certain of its other major shareholders.

The Shareholders Agreement includes a variety of covenants, including, among others:

•	The Investors are collectively entitled to nominate up to two representative to the Company’s Board of Directors, as described in more detail in Item 4 above;

•

without the Investor’s consent, the Company may not authorize or issue any additional shares of capital stock, incur any debt outside of the ordinary course of business, declare or pay any dividends on the Common Stock, redeem or

	SCHEDULE 13D	Page 16 of 23 Pages
CUSIP No. 168913101

repurchase any Common Stock, materially change the principal line of business for itself or any of its subsidiaries, or acquire assets or make capital expenditures of more than $500,000 other than as specifically pre-approved by the Board of Directors in an annual budget;

•

the Board of Directors must unanimously approve the Company’s annual budgets, beginning with the budget for 2008 and subsequent years, as well as any incurrence of expenditures that materially deviate from the annual budget;

•

the Investors have a right of first refusal to purchase all or any part of the class and number of the Company’s securities to be sold or disposed of by the other shareholders of the Company party to the Shareholders Agreement, as described in more detail in Item 4 above; and

•

should the Company plan to issue or grant any of its securities, the Investors have certain pre-emption rights to purchase from the Company such number of relevant securities as would maintain their fully diluted percentage ownership of the Company at a price and on terms and conditions at least as, if not more, favorable than those offered to any other party.

The Shareholders Agreement will automatically terminate upon the earlier of the date on which (i) the Investors no longer owns shares of Common Stock and the Company’s obligations under the Notes have been fully and indefeasibly paid and performed or otherwise satisfied, and (ii) the other shareholders of the Company party to the Shareholders Agreement cease to own any securities of the Company. Furthermore, in the event that the Company’s securities are listed in an internationally recognized public market, the rights of the parties to the Shareholders Agreement shall be suspended under the Shareholders Agreement to the extent required by such relevant stock exchange or any applicable securities laws.

Stock Pledge Agreement. As collateral for the First Note (and the Second Note, if such Second Note is issued), Hanqiao Zheng, the President and a major shareholder of Company, pledged 9,653,471 shares of Common Stock held by him to secure the First Note (and the Second Note, if such Second Note is issued).

Registration Rights Agreement. On November 16, 2007, the Company and the Investors entered into a Registration Rights Agreement, pursuant to which the

	SCHEDULE 13D	Page 17 of 23 Pages
CUSIP No. 168913101

Company is required to file a registration statement covering the shares of Common Stock owned by the Investors or that may be acquired by the Investors upon the conversion of any convertible security, including the Notes, or the exercise of any warrant, option or other right owned by it, within one hundred and twenty (120) days from the date of the Purchase Agreement. In addition, the Investors have certain “piggy-back” registration rights with respect to the shares of Common Stock held by the Investors on registration statements filed by the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated as of November 26, 2007, by and among the Reporting Persons.

2	Form of Stock and Notes Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007).

3	Form of 10% Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007).

4	Form of 5% Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007).

5	Form of Share Pledge Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007).

6	Form of Shareholders Agreement (incorporated by Reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007).

7	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: November 26, 2007

CARLYLE OFFSHORE PARTNERS II, LTD.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TCG HOLDINGS CAYMAN, L.P.

	By:	CARLYLE OFFSHORE PARTNERS II, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TC GROUP CAYMAN, L.P.

	By:	TCG HOLDINGS CAYMAN, L.P., as its general partner

	By:	TCG HOLDINGS CAYMAN, L.P., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CAGP, LTD.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CAGP GENERAL PARTNER, L.P.

	By:	CAGP, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CARLYLE ASIA GROWTH PARTNERS III, L.P.

	By:	CAGP GENERAL PARTNER, L.P., as its general partner

	By:	CAGP, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CAGP III CO-INVESTMENT, L.P.

	By:	CAGP GENERAL PARTNER, L.P., as its general partner

	By:	CAGP, LTD., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated as of November 26, 2007, by and among the Reporting Persons.

2	Form of Stock and Notes Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007).

3	Form of 10% Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007).

4	Form of 5% Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007).

5	Form of Share Pledge Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007)

6	Form of Shareholders Agreement (incorporated by Reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007).

7	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2007).

Exhibit 1

EXHIBIT 1: Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares, par value $0.001 per share, of China Recycling Energy Corporation, Ltd., a Nevada corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page 1 of 2

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 26th day of November, 2007.

CARLYLE OFFSHORE PARTNERS II, LTD.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TCG HOLDINGS CAYMAN, L.P.

By:	Carlyle Offshore Partners II, Ltd., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

TC GROUP CAYMAN, L.P.

By:	TCG Holdings Cayman, L.P., as its general partner

By:	Carlyle Offshore Partners II, Ltd., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

Signature Page 2 of 2

CAGP LTD.

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CAGP GENERAL PARTNER, L.P.

By:	CAGP Ltd., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CARLYLE ASIA GROWTH PARTNERS III, L.P.

By:	CAGP General Partner, L.P., as its general partner

By:	CAGP Ltd., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director

CAGP III CO-INVESTMENT, L.P.

By:	CAGP General Partner, L.P., as its General Partner

By:	CAGP Ltd., as its general partner

By:	/s/ Daniel A. D’Aniello
Name:	Daniel A. D’Aniello
Title:	Director